Exhibit 17.1

From: Ann Fandozzi
Subject: Resignation as Director of RB Global
Date: February 21, 2024 at 23:24:39 MST
To: Erik Olsson; Bob Elton

Mr. Erik Olsson
Chairman of the Board of Directors of RB Global Inc.
Re: Resignation as Director of RB Global Inc. (the “Company”)
Mr. Olsson:
Effective as of the date of this letter, I hereby resign from my position as a director of the Company (including as a member of any committee or subcommittee of the board of directors).
I feel that I am forced to resign because I no longer can stand by and watch current management allow short-term cost savings to be placed at a higher priority than long-term success and value creation—the reason many shareholders, including myself, invested in the Company. I am further greatly concerned about several additional events, including but not limited to:
-Loss of critical talent to deliver on the Marketplace Vision. Baron Concors, CIO, after having all responsibility for RB2.0 Technology taken away from him and tech budget slashed, is leaving the organization. And, Matt Ackley, CMO and head of Product for the Marketplace being terminated.

-Loss of several key customers (most notably USAA) as a result of this short term focus and lack of broader leadership.
In addition, I believe I have been precluded from carrying out my fiduciary responsibility by being expressly forbidden to attend any committee meetings and executive sessions where key discussions and decisions are made. At this point, I believe I have no choice but to resign.
Nothing herein is intended to waive any claims or rights for indemnification or contribution that I might have in my capacity as an officer, director and/or similar position with the Company, whenever arising, under the Company’s organizational documents, any insurance policy maintained by or on behalf of the Company or any of its Subsidiaries or under applicable law.
Going forward, I am excited about continuing to drive long term shareholder value and making lasting contributions as Chief Executive Officer of Convergint Technologies.
Best,
Ann Fandozzi
cc: Mr. Bob Elton (via e-mail)